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                                                                       EXHIBIT 2

                       [ON ADAC LABORATORIES LETTERHEAD]


                                 May ___, 1996



To Our Shareholders:

          Your Board of Directors has adopted a Preferred Share Purchase Rights Plan under which ADAC LABORATORIES (the "Company") will issue Rights with respect to its Common Shares. We believe that this Plan will provide protection to the shareholders from many of the takeover abuses prevalent today. The terms of the plan are set forth in a Rights Agreement. A summary of the Rights Agreement, which you may wish to attach to your share certificate, is included with this letter.

          The Rights to be issued under the Plan contain provisions to protect shareholders in the event of an unsolicited attempt to acquire the Company, including a gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all shareholders equally, a squeeze-out merger and other abusive takeover tactics which the Board believes are not in the best interests of shareholders. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares. We consider the Rights to be the best available means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

          The Plan is not intended to prevent a takeover of the Company and will not do so. However, it should deter any attempt to acquire the Company in a manner or on terms not approved by the Board and, in some cases, by the shareholders. The Plan is designed to deal with the very serious problem of another person or company using abusive tactics to deprive the Company's Board and shareholders of any real opportunity to determine the destiny of the Company.

          The Rights will trade automatically with shares of the Company's Common Share and are not exercisable except as provided in the Rights Agreement. However, as more fully described in the Summary attached to this letter, ten days after the announcement that a person or group has acquired 15% or more of the Company's shares, or ten business days after the announcement that a person or group has commenced a tender offer the consummation of which would result in such person or group owning 15% or more of the shares (even if no purchases actually occur), the Rights will become exercisable, and separate certificates representing the Rights will be distributed. We expect that the Rights would begin to trade independently from the Company's shares at that time. At no time will the Rights have any voting power.

          In adopting the Plan, we have expressed our continued confidence in the future and our determination that you, our shareholders, be given every opportunity to participate fully in that future.

                                 On behalf of the Board of Directors,



                                 David Lowe
                                 Chairman and Chief Executive Officer